FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

TRADING SYMBOL: TSX:AGI NYSE:AGI
WEBSITE: www.alamosgold.com

Alamos Reports Mineral Reserves and Resources for the Year-Ended 2015

Combined Mineral Reserves and Resources More than Double at Cerro Pelon and La Yaqui and Reserves Replaced at Young-Davidson

Toronto, Ontario (March 24, 2016) – **Alamos Gold Inc.** (**TSX:AGI; NYSE:AGI**) ("Alamos" or the "Company") today reported its updated mineral reserves and resources as of December 31, 2015. For a detailed summary of mineral reserves and resources by project, refer to the tables below.

Highlights

- **Increased combined mineral reserves and resources at Cerro Pelon and La Yaqui by 145%, or 321,000 ounces of gold, to a total of 542,000 ounces.** This included a 21% increase in mineral reserves at Cerro Pelon and an 11% increase at La Yaqui to 259,000 ounces through an initial 2015 exploration program. A further 47,000 ounces of Measured and Indicated mineral resources were added at Cerro Pelon and 232,000 ounces of Inferred mineral resources were added at La Yaqui
- **Replaced Proven and Probable mineral reserves at Young-Davidson** marking the fifth consecutive year of mineral reserve replacement
- **Global Proven and Probable mineral reserves total 5.88 million ounces of gold** implying a remaining reserve life of 15 years at Young-Davidson and six years at Mulatos
- **Measured and Indicated mineral resources increased 20% to 10.92 million ounces of gold**. This was driven by a 1.97 million ounce increase at Lynn Lake reflecting the consolidation of 100% ownership of the project
- **Reported a 30% decrease in the life of mine waste-to-ore ratio at Mulatos to 0.7:1** down from 1.0:1 at the end of 2014
- **Ongoing exploration at Cerro Pelon and La Yaqui continues to demonstrate strong potential for further mineral reserve and resource growth at both deposits**

TRADING SYMBOL: TSX:AGI NYSE:AGI

TOTAL MINERAL RESERVES AND RESOURCES									
PROJECT	2015			2014			% Change		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes	Grade	Ounces
Proven and Probable Gold Mineral Reserves									
Young-Davidson - Surface	1,396	0.82	37	2,501	0.76	61	-44%	9%	-39%
Young-Davidson - Underground	44,290	2.69	3,837	42,773	2.74	3,763	4%	-2%	2%
Total Young-Davidson	**45,686**	**2.64**	**3,874**	**45,273**	**2.63**	**3,823**	**1%**	**-**	**1%**
Mulatos Mine	32,902	0.87	921	36,025	0.94	1,088	-9%	-7%	-15%
Stockpiles	6,485	1.45	302	5,720	1.51	277	13%	-4%	9%
La Yaqui	1,912	1.45	89	1,574	1.58	80	21%	-8%	11%
Cerro Pelon	3,253	1.63	170	2,617	1.67	141	24%	-3%	21%
Open Pit, Heap Leach	**44,552**	**1.03**	**1,482**	**45,936**	**1.07**	**1,585**	**-3%**	**-4%**	**-7%**
Underground	161	11.73	61	678	6.72	146	-76%	75%	-59%
Total Mulatos	**44,713**	**1.07**	**1,543**	**46,614**	**1.16**	**1,732**	**-4%**	**-7%**	**-11%**
El Chanate - Open Pit	19,317	0.59	365	27,213	0.57	501	-29%	3%	-27%
El Chanate - Leach Pad Inv.	-	-	98	-	-	145	-	-	-32%
Total El Chanate	**19,317**	**0.75**	**463**	**27,213**	**0.74**	**646**	**-29%**	**1%**	**-28%**
Alamos - Total	109,716	1.67	5,880	119,101	1.62	6,201	-8%	3%	-5%
Measured and Indicated Gold Mineral Resources (exclusive of Mineral Reserves)									
Young-Davidson - Surface	1,739	1.24	69	1,739	1.24	69	-	-	-
Young-Davidson - Underground	7,955	3.45	883	13,946	3.19	1,430	-43%	8%	-38%
Total Young-Davidson	**9,694**	**3.05**	**952**	**15,684**	**2.97**	**1,499**	**-38%**	**3%**	**-36%**
Mulatos Mine	74,546	1.10	2,630	76,850	1.06	2,625	-3%	3%	-
Underground	603	5.66	110	505	5.64	92	19%	-	20%
La Yaqui	-	-	-	-	-	-	-	-	-
Cerro Pelon	572	2.57	47	-	-	-	-	-	-
Carricito	1,355	0.82	36	1,355	0.82	36	-	-	-
Total Mulatos	**77,076**	**1.14**	**2,823**	**78,710**	**1.09**	**2,752**	**-2%**	**5%**	**3%**
El Chanate	**2,327**	**0.86**	**64**	**2,764**	**0.77**	**69**	**-16%**	**11%**	**-7%**
Lynn Lake	**40,303**	**2.03**	**2,629**	**10,076**	**2.03**	**657**	**300%**	**-**	**300%**
Esperanza	**34,352**	**0.98**	**1,083**	**34,352**	**0.98**	**1,083**	**-**	**-**	**-**
Orion	**554**	**3.66**	**65**	**554**	**3.66**	**65**	**-**	**-**	**-**
Turkey	**140,507**	**0.66**	**2,961**	**140,507**	**0.66**	**2,961**	**-**	**-**	**-**
Quartz Mountain	**12,156**	**0.87**	**339**	**-**	**-**	**-**	**-**	**-**	**-**
Alamos - Total	316,968	1.07	10,917	282,647	1.00	9,087	12%	7%	20%
Inferred Gold Mineral Resources									
Young-Davidson - Surface	31	0.99	1	31	0.99	1	-	-	-
Young-Davidson - Underground	3,523	2.76	312	3,608	2.76	320	-2%	-	-3%
Total Young-Davidson	**3,554**	**2.74**	**313**	**3,639**	**2.75**	**321**	**-2%**	**-**	**-3%**
Mulatos Mine	7,078	0.90	205	6,629	0.98	209	7%	-8%	-1%
Underground	162	4.93	26	403	4.53	59	-60%	9%	-56%
La Yaqui	5,087	1.42	232	-	-	-	-	-	-
Cerro Pelon	109	1.23	4	-	-	-	-	-	-
Carricito	900	0.74	22	900	0.74	22	-	-	-
Total Mulatos	**13,336**	**1.14**	**489**	**7,932**	**1.13**	**289**	**68%**	**1%**	**69%**
El Chanate	**101**	**0.36**	**1**	**184**	**0.38**	**2**	**-45%**	**-5%**	**-48%**
Lynn Lake	**50,704**	**1.28**	**2,089**	**12,676**	**1.28**	**522**	**300%**	**-**	**300%**
Esperanza	**718**	**0.80**	**18**	**718**	**0.80**	**18**	**-**	**-**	**-**
Orion	**91**	**3.33**	**10**	**91**	**3.33**	**10**	**-**	**-**	**-**
Turkey	**25,240**	**0.54**	**438**	**25,240**	**0.54**	**438**	**-**	**-**	**-**
Quartz Mountain	**39,205**	**0.91**	**1,147**	**110,448**	**0.80**	**2,848**	**-65%**	**14%**	**-60%**
Alamos - Total	132,949	1.05	4,506	160,928	0.86	4,448	-17%	23%	1%

2 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 3 | ALAMOS GOLD INC Mineral Reserves Total Proven and Probable mineral reserves decreased 5% to 5.88 million ounces at December 31, 2015, primarily reflecting mining depletion at Mulatos and El Chanate. Depletion was partially offset by an increase in mineral reserves at Young-Davidson and at the Cerro Pelon and La Yaqui deposits. The increase in underground mineral reserves at Young-Davidson marks the fifth consecutive year that mineral reserves have been at least replaced at the mine. At La Yaqui and Cerro Pelon, nearly 40,000 ounces of gold were added to mineral reserves as part of a very successful initial exploration program, the first of several programs planned for both deposits. Infill and exploration drilling continues to demonstrate the potential for further mineral reserve and resource growth. Very limited exploration drilling targeting mineral reserves within the main Mulatos open pit was completed in 2015 and none at El Chanate with the exploration focus on the higher priority and higher grade Cerro Pelon and La Yaqui deposits. Exploration spending at Cerro Pelon and La Yaqui totaled $8.5 million in 2015 with a further $8 million budgeted for 2016. A $1,250 per ounce gold price assumption was used in estimating the 2015 mineral reserves, unchanged from 2014. A detailed summary of Proven and Probable mineral reserves as of December 31, 2015 is presented in Table 1 at the end of this press release. Mineral Resources Alamos’ total Measured and Indicated mineral resources (exclusive of mineral reserves) totaled 10.92 million ounces, as of December 31, 2015. This represents a 20% increase in ounces and 7% increase in grade from 2014 with the increases driven by the addition of higher grade mineral resources from Cerro Pelon and Lynn Lake. Alamos’ total Inferred mineral resources of 4.51 million ounces as of December 31, 2015 were up slightly from 2014 with the combined grade increasing 23%. This reflects the addition of higher grade ounces from Lynn Lake and La Yaqui. The Company’s $1,400 per ounce gold price assumption for estimating mineral resources is unchanged from 2014. Detailed summaries of the Company’s Measured and Indicated, and Inferred mineral resources as of December 31, 2015 are presented in Tables 3 and 4 respectively, at the end of this press release. Young-Davidson Total mineral reserves at Young-Davidson increased to 3.87 million ounces of gold marking the fifth consecutive year that the mine has either replaced production or increased mineral reserves. The increase was driven by the addition of 74,000 ounces of underground mineral reserves, net of depletion, to 3.84 million ounces. Very little exploration drilling was completed in 2015 with the additions coming from the conversion of Measured and Indicated mineral resources through infill and stope definition drilling. Young-Davidson remains open at depth with excellent exploration potential. With a large mineral reserve base, exploration is not a near term focus. The Company will resume exploration activities once the lower mine has been developed allowing for exploration drilling platforms at depth. In addition to the underground mineral reserves, the Company has 1.4 million tonnes of open pit stockpiles grading 0.82 g/t Au which will be used to supplement higher grade underground ore until underground mining rates ramp up to the mill capacity. Based on underground mining

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 4 | ALAMOS GOLD INC rates of 8,000 tonnes per day (“tpd”), the remaining mineral reserve life of the Young- Davidson mine is 15 years as of December 31, 2015. Underground Measured and Indicated mineral resources at Young-Davidson decreased 38% to 0.88 million ounces with an 8% increase in grade to 3.45 g/t Au. A large portion of the decrease reflects the conversion of Measured and Indicated mineral resources into mineral reserves. Inferred mineral resources were largely unchanged at 0.31 million ounces. Mulatos Mulatos open pit, heap leach mineral reserves (including the Mulatos Mine, stockpiles, Cerro Pelon and La Yaqui) decreased 7%, or 103,000 ounces from 2014 reflecting mining depletion in the Mulatos Mine, partially offset by the increase in mineral reserves at Cerro Pelon and La Yaqui. The mineral reserve grade decreased slightly to 1.03 g/t Au though this remains 16% above the 2016 budgeted grade for open pit, heap leach production. The mineral reserve grade of the Mulatos Mine, the current source of open pit, heap leach production, decreased slightly to 0.87 g/t Au, reflecting the conversion of approximately three million tonnes of material previously modeled as waste to ore. This contributed to a 30% decrease in the remaining life of mine waste-to-ore ratio to 0.7:1, down from 1.0:1 at the end of 2014. This will positively impact costs through lower waste stripping expenses in the years ahead. Based on the 2016 budgeted throughput rates, the remaining mineral reserve life of the Mulatos Mine is six years as of December 31, 2015. Underground mineral reserves at Mulatos decreased 85,000 ounces reflecting mining depletion and an updated underground mine plan. To date, the Company has realized a positive grade and a negative tonnage and ounce reconciliation at San Carlos. The block model and mine plan have been updated to reflect this, resulting in a decrease in tonnes at San Carlos, partially offset by a 75% increase in the mineral reserve grade to 11.7 g/t Au. This is expected to result in higher grades processed through the mill over a shorter remaining underground mineral reserve life of approximately one year. The Company is evaluating the potential for conversion of existing mineral resources to extend the mine life. Measured and Indicated mineral resources at Mulatos increased slightly to 2.82 million ounces with the grade also increasing 5% to 1.14 g/t Au. The increase was driven by a new Measured and Indicated mineral resource at Cerro Pelon of 47,000 ounces grading 2.57 g/t Au, well above the current open pit mineral reserve grade. The majority of Cerro Pelon’s mineral resources are located just north of the existing mineral reserve. As such, the Company expects a good proportion of those ounces to convert to mineral reserves through further infill drilling. Inferred mineral resources at Mulatos increased 200,000 ounces driven by the new Inferred mineral resource of 232,000 ounces delineated at La Yaqui. These Inferred mineral resources reside in two new zones along the northwest-trending silica ridge located to the north-east of the existing mineral reserve (see Figure 2). These new zones and the large surrounding area of alteration will be the focus of the 2016 exploration program with the aim to further increase mineral reserves and resources at the project.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 5 | ALAMOS GOLD INC Cerro Pelon and La Yaqui Mineral Reserves at Cerro Pelon and La Yaqui increased by 38,000 ounces to total 259,000 ounces. Despite a limited exploration program in 2015 due to time constraints brought on by a later than anticipated receipt of the surface rights, the Company was successful in growing the combined mineral reserve base by 17% while also adding a further 47,000 ounces of Measured and Indicated mineral resources and 236,000 ounces of Inferred mineral resources. With the potential conversion of existing mineral resources and promising ongoing exploration results, the Company expects further mineral reserve growth. A total of 18,767 metres (“m”) of drilling was completed at Cerro Pelon in 2015 with the focus on testing the continuation of mineralization to the north of the existing planned pit. The program was successful in delineating a new zone of mineralization 100 m to the north which has already yielded a 29,000 ounce, or 21% increase in mineral reserves to 170,000 ounces (see Figure 1). A further 47,000 ounce Measured and Indicated mineral resource has also been delineated of which the Company expects a large proportion will convert to mineral reserves with additional infill drilling that is already underway. Ongoing exploration programs indicate positive signs for mineralization to the north below a silica cap. Positive indicators include favourable structure, alteration and surface geochemical results. Drill testing beneath this approximately 800 m long silica cap will commence once infill drilling of the areas close to the planned pit is complete and will be the main focus of the 2016 Cerro Pelon exploration program. An exploration budget of $3 million has been planned for Cerro Pelon in 2016. The 2015 exploration program at La Yaqui included 13,872 m of drilling and was successful in growing the existing mineral reserve by 11% to 89,000 ounces. Of greater significance, the program resulted in the discovery of two new zones of mineralization which contain an initial pit contained Inferred mineral resource of 232,000 ounces, nearly three times the size of the 2014 mineral reserve (see Figure 2). These new zones are located approximately 500 m northeast of the existing mineral reserve, at the south-eastern extent of a northwest-trending silica ridge. This ridge is approximately 1,000 m in strike length and has an approximate 900 – 1,000 m of down-dip extent. This is a large hydrothermal system that was outlined in significant detail during the 2015 exploration program. Continuous alteration is seen throughout the entire zone with ore-grade intercepts at distances of up to a 1.25 km from the existing mineral reserves. The aim of the 2016 La Yaqui exploration program is to upgrade the Inferred mineral resources and to outline, delineate and define new zones of mineralization to further increase mineral resources and reserves. Approximately $5 million has been budgeted at La Yaqui for the year. With the combined mineral reserve grade of Cerro Pelon and La Yaqui averaging 1.6 g/t Au, 80% higher than the current 2016 budgeted heap leach grade, these deposits are expected to supply substantially lower cost production at Mulatos starting with La Yaqui in mid-2017. Highlight intercepts from the 2015 exploration program at Cerro Pelon and La Yaqui, including several previously released results (as indicated by *), are as follows:

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 6 | ALAMOS GOLD INC Cerro Pelon: • 2.46 g/t Au over 94.20 m and 2.21 g/t Au over 22.60 m (15PEL010*) • 14.47 g/t Au over 50.30 m (15PEL012*) • 9.65 g/t Au over 34.60 m (15PEL020*) • 2.74 g/t Au over 27.40 m (15PEL066) • 2.54 g/t Au over 19.80 and 6.67 g/t Au over 33.50 m and 1.74 g/t Au over 13.70 m (15PEL069) • 3.20 g/t Au over 33.40 m (15PEL073) • 10.63 g/t Au over 13.70 m (15PEL085) La Yaqui: • 1.36 g/t Au over 117.40 m (15YAQ058*) • 1.34 g/t Au over 64.00 m (15YAQ061*) • 2.70 g/t Au over 13.70 m and 1.74 g/t Au over 51.80 m (15YAQ087) • 1.95 g/t Au over 67.10 m (15YAQ088) • 3.35 g/t Au over 9.00 m and 1.39 g/t Au over 35.60 m (15YAQ094) • 5.51 g/t Au over 13.40 m (15YAQ096) • 2.41 g/t Au over 34.60 m (15YAQ098) Further highlights from recent drilling completed at Cerro Pelon and La Yaqui are presented in Tables 5 and 6 at the end of this release. El Chanate El Chanate’s mineral reserves decreased to 463,000 ounces reflecting depletion. El Chanate is a mature operation with up three years of mining remaining, depending on the gold price. The operation will then transition to residual leaching and will continue to produce gold for up to another four years at substantially lower costs. The Company expects to recover approximately 100,000 ounces of gold once mining concludes through residual leaching, providing significant free cash flow. Lynn Lake Through the acquisition of Carlisle Goldfields, the Company consolidated 100% ownership of the Lynn Lake project and in doing so increased Measured and Indicated mineral resources by 1.97 million ounces, to 2.63 million ounces grading 2.03 g/t Au. Through the acquisition, Inferred mineral resources increased by 1.57 million ounces, to 2.09 million ounces. Quartz Mountain The 2015 exploration program at Quartz Mountain resulted in a smaller but higher quality mineral resource. Through the conversion of Inferred mineral resources, an initial Measured and Indicated mineral resource of 339,000 ounces was declared on the project grading 0.87 g/t Au. Inferred mineral resources decreased to 1.15 million ounces with the grade increasing 14% to 0.91 g/t Au, in part reflecting a lower gold price assumption of $1,400 per ounce and the conversion to Measured and Indicated mineral resources.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Ağı Dağı, Kirazlı, Çamyurt, Esperanza and Orion

Measured and Indicated and Inferred mineral resources for the Esperanza, Orion, Ağı Dağı, Kirazlı, and Çamyurt projects were unchanged from a year ago.

Qualified Persons

Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). The Qualified Persons for the National Instrument 43-101 compliant mineral reserve and resource estimates are detailed in the following table.

Mineral Resources

Jeffrey Volk, CPG, FAusIMM	Director - Reserves and Resource, Alamos Gold Inc.	Young-Davidson, El Chanate, San Carlos U/G, Lynn Lake, Orion
Marc Jutras, P.Eng	Principal, Ginto Consulting Inc.	Mulatos Pits, Cerro Pelon, La Yaqui, Carricito, Esperanza, Ağı Dağı, Kirazli, Çamyurt, Quartz Mountain

Mineral Reserves

Chris Bostwick, FAusIMM	VP Technical Services, Alamos Gold Inc.	Young-Davidson, El Chanate, San Carlos Underground
Herb Welhener, SME-QP	VP, Independent Mining Consultants Inc.	Mulatos Pits, Cerro Pelon, La Yaqui

Exploration programs for the Company are directed by Aoife McGrath, M.Sc., M.AIG, Alamos' Vice President of Exploration and a Qualified Person under the requirements of National Instrument 43-101. Field programs in Mexico are supervised by Kristen Simpson P.Geo., Alamos' Exploration Manager – Mexico, a Qualified Person under the requirements of National Instrument 43-101.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

7 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 8 | ALAMOS GOLD INC FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization reserves and resources, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and other disclosures of “Rick Factors” by Alamos and its predecessors, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | ALAMOS GOLD INC for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre–feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Total Proven and Probable Mineral Reserves as of December 31, 2015

PROVEN AND PROBABLE GOLD RESERVES (as at December 31, 2015)	Proven Reserves			Probable Reserves			Total Proven and Probable		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	1,396	0.82	37	-	-	-	1,396	0.82	37
Young-Davidson - Underground	14,282	2.73	1,255	30,008	2.68	2,582	44,290	2.69	3,837
Total Young-Davidson	**15,678**	**2.56**	**1,292**	**30,008**	**2.68**	**2,582**	**45,686**	**2.64**	**3,874**
Mulatos Main Pits	5,248	0.98	165	27,654	0.85	756	32,902	0.87	921
San Carlos Underground	83	15.49	42	77	7.66	19	161	11.73	61
Stockpiles	6,485	1.45	302	-	-	-	6,485	1.45	302
La Yaqui	474	1.52	23	1,438	1.42	66	1,912	1.45	89
Cerro Pelon	960	1.70	53	2,293	1.59	117	3,253	1.63	170
Total Mulatos	**13,251**	**1.37**	**585**	**31,462**	**0.95**	**958**	**44,713**	**1.07**	**1,543**
El Chanate - Open Pit	11,480	0.55	204	7,837	0.64	161	19,317	0.59	365
El Chanate - Leach Pad Inv.	-	-	98	-	-	-	-	-	98
Total El Chanate	**11,480**	**0.82**	**302**	**7,837**	**0.64**	**161**	**19,317**	**0.75**	**463**
Alamos - Total	40,409	1.68	2,178	69,307	1.66	3,702	109,716	1.67	5,880

Table 2: Project Life-of-Mine Waste-to-Ore Ratios as of December 31, 2015

Project Life-of-Mine Waste-to-Ore Ratios as of December 31, 2015	
Project	Waste-to-Ore Ratio
Mulatos Mine	0.69
Cerro Pelon Pit	2.25
La Yaqui Pit	0.16
El Chanate Pit	3.81

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2015

MEASURED AND INDICATED GOLD MINERAL RESOURCES (as at Dec 31, 2015)

	Measured Resources			Indicated Resources			Total Measured and Indicated		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	496	1.13	18	1,242	1.28	51	1,739	1.24	69
Young-Davidson - Underground	4,248	3.47	474	3,707	3.43	408	7,955	3.45	883
Total Young-Davidson	**4,744**	**3.23**	**493**	**4,949**	**2.89**	**460**	**9,694**	**3.05**	**952**
Mulatos	8,625	1.24	343	65,921	1.08	2,287	74,546	1.10	2,630
San Carlos UG	236	6.03	46	367	5.42	64	603	5.66	110
La Yaqui	-	-	-	-	-	-	-	-	-
Cerro Pelon	117	2.75	10	455	2.52	37	572	2.57	47
Carricito	58	0.82	2	1,297	0.82	34	1,355	0.82	36
Total Mulatos	**9,036**	**1.38**	**401**	**68,040**	**1.11**	**2,422**	**77,076**	**1.14**	**2,823**
El Chanate	**765**	**0.66**	**16**	**1,563**	**0.95**	**48**	**2,327**	**0.86**	**64**
MacLellan	15,010	1.99	960	17,374	1.75	976	32,384	1.86	1,936
Farley Lake	-	-	-	5,914	3.21	610	5,914	3.21	610
Burnt Timber	-	-	-	1,021	1.40	46	1,021	1.40	46
Linkwood	-	-	-	984	1.16	37	984	1.17	37
Total Lynn Lake	**15,010**	**1.99**	**960**	**25,293**	**2.05**	**1,669**	**40,303**	**2.03**	**2,629**
Esperanza	**19,226**	**1.01**	**622**	**15,126**	**0.95**	**462**	**34,352**	**0.98**	**1,083**
Orion	**-**	**-**	**-**	**554**	**3.66**	**65**	**554**	**3.66**	**65**
Ağı Dağı	2,008	0.67	44	88,044	0.58	1,651	90,052	0.59	1,695
Kirazli	837	1.13	31	31,897	0.71	727	32,734	0.72	758
Çamyurt	513	1.00	17	17,208	0.89	492	17,721	0.89	509
Total Turkey	**3,358**	**0.84**	**91**	**137,149**	**0.65**	**2,871**	**140,507**	**0.66**	**2,961**
Quartz Mountain	**214**	**0.95**	**7**	**11,942**	**0.87**	**333**	**12,156**	**0.87**	**339**
Alamos - Total	52,353	1.54	2,588	264,615	0.98	8,328	316,968	1.07	10,917

MEASURED AND INDICATED SILVER MINERAL RESOURCES (as at Dec 31, 2015)

	Measured Resources			Indicated Resources			Total Measured and Indicated		
	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)
Esperanza	19,226	7.25	4,482	15,126	9.16	4,455	34,352	8.09	8,936
Orion	-	-	-	554	309	5,503	554	309	5,503
Ağı Dağı	2,008	4.87	314	88,044	4.07	11,535	90,052	4.09	11,849
Kirazli	837	12.79	344	31,897	8.64	8,857	32,734	8.74	9,202
Çamyurt	513	5.63	93	17,208	6.15	3,404	17,721	6.14	3,496
Alamos - Total	22,584	7.21	5,233	152,829	6.87	33,754	175,413	6.91	38,987

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Total Inferred Mineral Resources as of December 31, 2015

INFERRED GOLD MINERAL RESOURCES (as at Dec 31, 2015)

	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	3,523	2.76	312
Total Young-Davidson	**3,554**	**2.74**	**313**
Mulatos	7,078	0.90	205
San Carlos UG	162	4.93	26
La Yaqui	5,087	1.42	232
Cerro Pelon	109	1.23	4
Carricito	900	0.74	22
Total Mulatos	**13,336**	**1.14**	**489**
El Chanate	**101**	**0.36**	**1**
MacLellan	1,898	2.01	123
Farley Lake	4,364	2.87	403
Burnt Timber	23,438	1.04	781
Linkwood	21,004	1.16	783
Total Lynn Lake	**50,704**	**1.28**	**2,089**
Esperanza	**718**	**0.80**	**18**
Orion	**91**	**3.33**	**10**
Ağı Dağı	16,760	0.46	245
Kirazli	5,689	0.59	108
Çamyurt	2,791	0.95	85
Total Turkey	25,240	0.54	438
Quartz Mountain	39,205	0.91	1,147
Alamos - Total	132,949	1.05	4,506

INFERRED SILVER MINERAL RESOURCES (as at Dec 31, 2015)

	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)
Esperanza	718	15.04	347
Orion	91	95.00	275
Ağı Dağı	16,760	2.85	1,534
Kirazli	5,689	8.96	1,638
Çamyurt	2,791	5.77	518
Alamos - Total	26,049	5.15	4,312

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Notes to Mineral Reserve and Resource Tables:

- The Company's mineral reserves and mineral resource as at December 31, 2015 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's NI 43-101 requirements.
- Mineral resources are not mineral reserves and do not have demonstrated economic viability.
- Mineral resources are exclusive of mineral reserves.
- Mineral reserve cut-off grade for the Mulatos Mine, the Cerro Pelon Pit and the La Yaqui Pit are determined as a net of process value of $0.10 per tonne for each model block
- All Measured, indicated and inferred mineral resources are pit constrained with the exception of the Mulatos Main Pits on the Mulatos property which have no economic restrictions and are tabulated at a gold cut-off grade of 0.5 grams per tonne.
- Mineral Reserve estimates assumed a gold price of $1,250 per ounce and Mineral Resource estimates assumed a gold price of $1,400 per ounce, except as follows: Orion assumed a gold price of $850 per ounce and a silver price of $13.00 per ounce for resources. Lynn Lake assumed a gold price of $1,550 per ounce with an assumption of the Canadian dollar at parity with the United States dollar. Metal prices, cutoff grades and metallurgical recoveries are set out in the table below.
- El Chanate mineral reserve ounces include a December 31, 2015 inventory of 98,000 recoverable ounces contained within the heap leach pad.
- Lynn Lake mineral resources represent 100% of the Lynn Lake Project. Alamos completed the acquisition of Carlisle Goldfields Limited (Lynn Lake Project) on January 7th, 2016.
- Orion Mineral Resources are reflected on a 50% basis. Following the completion of a joint venture agreement, Minera Frisco, S.A.B. de C.V. has a 50% interest in the Orion project.

	Resources		Reserves		
	Gold Price	Cutoff	Gold Price	Cutoff	Met Recovery
Mulatos:					
Mulatos Main Open Pit	$1,400	0.5	$1,250	see notes	>50%
San Carlos Underground	$1,400	2.5	$1,250	3.27	70%
Cerro Pelon	$1,400	0.3	$1,250	see notes	75%
La Yaqui	$1,400	0.3	$1,250	see notes	75%
Carricito	$1,400	0.3	n/a	n/a	>50%
Young-Davidson - Surface	$1,400	0.5	$1,250	0.5	91%
Young-Davidson - Underground	$1,400	1.3	$1,250	1.9	91%
El Chanate	$1,400	0.15	$1,250	0.15	30-65%
Lynn Lake	$1,555	0.4	n/a	n/a	89-92%
Esperanza	$1,400	0.4	n/a	n/a	60-72%
Orion	$850	2.0	n/a	n/a	92%
Ağı Dağı	$1,400	0.2	n/a	n/a	80%
Kirazli	$1,400	0.2	n/a	n/a	81%
Çamyurt	$1,400	0.2	n/a	n/a	78%
Quartz Mountain	$1,400	0.21 Oxide, 0.6 Sulfide	n/a	n/a	65-80%

13 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 14 | ALAMOS GOLD INC Figure 1: Cerro Pelon Project – Simplified Geology Map with Intercepts * indicates previously released results

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 15 | ALAMOS GOLD INC Figure 2: Greater Yaqui Project Area – Simplified Geology Map with Intercepts * indicates previously released results

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 5: Cerro Pelon – Select Composite Intervals
Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Azi	Dip	Final Depth (m)	Drill Type	From (m)	To (m)	Interval (m)	Au g/t
15PEL010*	63	-79	234	DDH	30.10	124.30	**94.20**	**2.46**
					127.30	149.80	**22.60**	**2.21**
15PEL012*	60	-58	255	RC	157.00	207.30	**50.30**	**14.47**
15PEL020*	60	-58	216	DDH	156.80	191.30	**34.60**	**9.65**
15PEL066	65	-44	340	RC	33.50	61.00	**27.40**	**2.734**
					330.80	338.40	7.60	2.036
15PEL067	75	-63	294	RC	210.40	224.10	13.70	1.868
15PEL069	65	-61	316	RC	51.80	71.70	**19.80**	**2.536**
					incl. 53.4	57.90	**4.60**	**7.762**
					91.50	103.70	12.20	0.463
					134.20	167.70	**33.50**	**6.670**
					222.60	228.70	6.10	1.014
					231.70	245.40	13.70	1.743
15PEL070	60	-44	178	RC	0.00	7.60	7.60	0.563
					10.70	54.90	**44.20**	**1.427**
15PEL071	73	15	45	DDH	4.30	8.30	4.00	0.495
					11.30	43.70	32.40	0.829
15PEL073	73	-11	60	DDH	3.70	37.10	**33.40**	**3.202**
					incl. 13.8	18.50	4.80	7.018
15PEL075	61	-76	191	RC	47.30	50.30	3.00	0.509
					53.40	68.60	15.20	0.438
					120.40	129.60	9.10	2.691
					incl. 123.5	125.00	1.50	8.100
15PEL077	306	-39	148	RC	41.20	93.00	**51.80**	**1.347**
					97.60	103.70	6.10	1.474
15PEL085	93	-70	203	RC	77.70	80.80	3.10	0.784
					123.50	137.20	**13.70**	**10.631**
					140.20	143.30	3.00	0.722
15PEL088	61	-44	239	RC	149.40	160.10	10.70	1.518
					178.30	190.60	12.20	0.944
15PEL089	93	-79	181	RC	44.20	61.00	16.80	0.529
					74.70	79.30	4.60	1.013
15PEL090	253	-70	178	RC	146.30	161.60	15.30	0.972

* indicates previously released results

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 6: La Yaqui – Select Composite Intervals from Exploration Drilling
Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Azi	Dip	Final Depth (m)	Drill Type	From (m)	To (m)	Interval (m)	Au g/t
15YAQ059*	170	-69	395	RC	128.1	245.4	**117.4**	**1.363**
15YAQ061*	275	-80	294	RC	155.5	219.5	**64**	**1.335**
15YAQ064*	100	-60	157	RC	1.50	4.60	3.10	0.310
					86.90	102.10	**15.20**	**5.682**
					incl. 88.4	93.00	**4.60**	**16.650**
15YAQ067	100	-60	157	RC	135.70	138.70	3.10	3.828
15YAQ074	100	-84	150	DDH	103.90	124.40	20.00	1.704
					incl. 111.6	112.50	0.90	9.700
					144.20	150.40	6.30	1.248
15YAQ082	110	-89	206	RC	82.30	105.20	22.90	1.449
					incl. 93	94.50	1.50	5.800
15YAQ085	330	-89	212	RC	125.00	143.30	**18.30**	**3.920**
					incl. 134.2	135.70	**1.50**	**24.500**
15YAQ087	0	-90	209	RC	103.70	117.40	**13.70**	**2.702**
					122.00	131.10	9.10	1.536
					141.80	193.60	**51.80**	**1.737**
15YAQ088	120	-80	246	DDH	157.40	224.50	**67.10**	**1.952**
					incl. 189.9	191.50	1.60	7.300
15YAQ089	0	-90	192	RC	97.60	103.70	6.10	0.430
					125.00	179.90	**54.90**	**0.798**
15YAQ090	0	-90	180	RC	112.80	122.00	9.20	1.843
15YAQ092	195	-70	254	DDH	131.10	165.00	**33.90**	**1.140**
					206.00	209.70	3.70	0.421
15YAQ094	230	-70	233	DDH	41.00	50.00	9.00	3.349
					55.90	91.50	**35.60**	**1.390**
					156.70	160.20	3.50	0.365
15YAQ096	270	-70	239	DDH	73.20	86.60	**13.40**	**5.512**
					incl. 83.9	85.50	1.60	15.100
15YAQ098	230	-70	235	DDH	119.00	153.60	**34.60**	**2.409**
					incl. 146.4	152.50	6.10	8.113
					225.40	228.80	3.40	0.335
15YAQ101	90	-75	195	DDH	138.80	146.40	7.60	3.024
					141.50	***143.30***	***1.80***	***6.900***
					148.60	151.80	3.30	0.436
					154.00	159.40	5.40	0.358
					166.20	171.30	5.10	0.362

* indicates previously released results

17 | ALAMOS GOLD INC